AMENDED SCHEDULE A

dated January 1, 2019
to the
INVESTMENT ADVISORY AGREEMENT
dated February 20, 2012 between
THE ADVISORS' INNER CIRCLE FUND
and
HAMLIN CAPITAL MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Hamlin High Dividend Equity Fund	0.85%

ACKNOWLEDGED AND ACCEPTED BY:

HAMLIN CAPITAL MANAGEMENT, LLC

By:	/s/ Jeremi Roux
Name: Jeremi Roux
Title: General Counsel & CCO

THE ADVISORS' INNER CIRCLE FUND

By:	/s/ Dianne Descoteaux
Name: Dianne Descoteaux
Title: VP & Secretary